EXHIBIT 3.1

RIO HAN EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

CNPJ 07.689.002/0001-89
NIRE 35.300.325.761

BY–LAWS

ARTICLE I
NAME, HEAD OFFICES, PURPOSE AND DURATION

Section 1.  Rio Han Empreendimentos e Participações S.A. is a corporation that shall be governed by these By-laws and the applicable regulations.

Section 2.  The Company has its head offices and legal seat in the City of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, building F56, ground floor, room 2656.  The Company may incorporate subsidiaries and establish branch and other offices and appoint agents or representatives anywhere in Brazil or abroad, by a resolution of a shareholders’ meeting.

Section 3.  The business purpose of the Company is to:

I.	Participate in other Companies, as partner, shareholder or quotaholder, in Brazil or abroad;

II.	Design, construct and sell aircrafts and aerospace materials and their respective accessories, components and equipment, with the highest technology and quality standards;

III.	Promote or conduct technical activities related to the production and maintenance of the aerospace material;

IV.	Contribute with the formation of technical personnel necessary to the aerospace industry; and,

V.	Carry out other technological, industrial, commercial activities and activities of services in respect of the aerospace industry.

Section 4.  The Company shall have an indefinite term of duration.

ARTICLE II
CAPITAL STOCK AND SHARES

Section 5.  The subscribed and fully paid in capital stock of the Company is nine hundred and sixty-two million, seventeen thousand, seven hundred and sixty-nine Reais and eighty-nine cents (R$962,017,769.89), divided into one hundred and sixty-two million, three hundred and six thousand, seven hundred and sixty-three (162,306,763) registered common shares, with no par value.

Paragraph 1.  The capital stock shall at all times be exclusively divided into common shares, being forbidden the issuance of preferred shares.

Paragraph 2.  The shares of the capital stock are indivisible towards the Company, and each common share shall entitle its shareholder to one vote in the resolutions of the shareholders’ meetings.

ARTICLE III
MANAGEMENT

Section 6.  The Company shall be managed by an Executive Board consisting of two (2) to five (5) members, individuals residing in Brazil, whether or not shareholders, elected and removable at any time by the Shareholders Meeting, all of such members being designated Executive Officers with no specific title, for a term of office of two (2) years, reelection being permitted.

Paragraph 1.  The Executive Committee is the body that shall represent the Company.

Paragraph 2.  Any actions, taken by any manager, attorney-in-fact or employee of the Company involving the Company in obligations that do not pertain to the corporate purposes of the Company is strictly prohibited and shall be null and void, without prejudice to the civil and criminal liability, as the case may be, of violators of this provision.

Paragraph 3.  At the end of their term of office, the Executive Officers shall remain in their seats until their respective successors take office.

Paragraph 4.  The Executive Officers shall be invested in their seats as of execution of term of investiture in the appropriate book.  At that time, the Executive Officers shall provide any information prescribed by law, but the posting of a fidelity bond shall not be required.

Section 7.  The remuneration of the members of the Executive Committee, including any benefits and representation fees, shall be annually determined by the shareholders’ meeting, taking into account the responsibilities of the Executive Officers, the time devoted to their duties, their ability and professional standing, as well as the market value of the services in question.

Section 8.  In the event of absence or temporary vacancy of any member of the Executive Committee, he or she shall be temporarily replaced by a substitute designated by the remaining members. In case of vacancy due to resignation, death or permanent incapability of any Executive Officer, or in case an Executive Officer refuses to discharge his or her duties, such member may be temporarily replaced by a substitute designated by the remaining Executive Officers, who shall promptly convene a shareholders’ meeting to elect a permanent member to replace the vacant seat, who shall complete the unexpired term of office.

Section 9.  The Executive Committee is the executive body of the Company, responsible for the regular operations of the Company.  In that sense, the Executive Committee shall have authority to take any and all actions related to the corporate purposes, except for any action that requires the prior approval of a shareholders’ meeting, as provided by law or by these By-laws.

Section 10.  The Executive Committee shall meet whenever the corporate interests so require, upon call sent in writing by any Executive Officer with at least three (3) days in advance.

Paragraph 1.  The meetings of the Executive Committee shall be held at the head offices of the Company, and minutes of such meetings shall be recorded in the Book of Registers of Minutes of Meetings of the Executive Committee. Resolutions taken at the meetings shall be adopted by a unanimous vote of the Executive Officers present to them.

Paragraph 2.  The meetings of the Executive Committee shall be presided by each Executive Officer according to a rotation system, the presiding Officer to designate another person to act as secretary.

Section 11.  The primary duties of the Executive Officers are the following:

(a)	to provide that these By-laws and the applicable laws are complied with by the Company;

(b)

to coordinate the normal course of business of the Company, including enforcement of the guidelines and compliance with the resolutions taken by the shareholders’ meetings and in the meetings of the Executive Committee;

(c)	to manage and monitor the corporate business;

(d)	to issue and approve the guidelines and internal regulations as the Executive Officers may deem desirable or necessary;

(e)

to call meetings of the shareholders’ meetings of the Company; to plan, supervise, coordinate, direct and manage all activities of the Company, exercising its decision-making and executive attributions, subject to the provisions of these By-laws; and

(f)	to annually prepare and submit to the shareholders’ meeting a detailed report of its activities, a balance sheet and a statement of accounts for the corresponding fiscal year.

Paragraph 1.  All acts involving the management of the corporate business and entailing an obligation or liability on the part of the Company or releasing the Company from an obligation to a third party, such as the execution of any deeds, bills of exchange, checks, payment orders, agreements and other documents in general, including the use of the Company’s corporate name, shall be necessarily performed by (a) two (2) Executive Officers, acting together, or (b) one or more attorneys in fact, as long as they are vested with special and express authority pursuant to Paragraph 3 below.

Paragraph 2.  The Company shall be represented in and out of court or before any governmental departments and authorities, whether federal, state or municipal, by any Executive Officer or by one or more duly appointed attorneys in fact vested with specific authority.

Paragraph 3.  The powers of attorney shall always be signed by two Executive Officers, and shall specify the powers granted and, except for powers granted for judicial purposes (ad judicia clause), shall have a term of validity not to exceed one (1) year.

ARTICLE IV
SHAREHOLDERS’ MEETINGS

Section 12.  The shareholders’ meeting shall have the competences attributed to it in the law and these By-laws.

Section 13.  The annual shareholders’ meeting shall be held as and when provided for by law; special shareholders’ meetings may be held whenever the corporate interests so require, provided, further, that an annual and a special shareholders’ meeting may be held simultaneously.

Section 14.  A shareholders’ meeting shall be called by the Executive Committee, the  Fiscal Committee, when in operation, or by the shareholders, as provided by the law, and the  resolutions thereat shall be adopted necessarily by an affirmative vote of shareholders representing the entire capital stock.

Paragraph 1.  A shareholders’ meeting shall be called to order and presided over by any of the Executive Officers or, in the absence thereof, by a shareholder or a representative of a shareholder selected by all shareholders in attendance.  The chairman of the shareholders’ meeting shall select a secretary for the meeting.

Paragraph 2.  The shareholders may be represented at a shareholders’ meeting by an attorney-in-fact vested with specific authority and appointed as provided by law, the relevant power of attorney to be filed at the head offices of the Company.

Section 15.  The performance of any act that creates an obligation to the Company shall require the prior approval of a shareholders’ meeting.

ARTICLE V
FISCAL COMMITTEE

Section 16.  The Company shall have a Fiscal Committee that shall operate on a non-permanent basis and shall only be convened when so requested by the shareholders.  The Fiscal Committee shall be composed of three (3) members and the same number of alternates, who shall be residents of Brazil and shall be selected by a shareholders’ meeting with the attributions set forth in the law.

Paragraph 1.  Such shareholders’ meeting shall designate, among the members so appointed, the chairman of the Fiscal Committee and his or her alternate.

Paragraph 2.  The members of the Fiscal Committee shall take seat upon execution of a term of investiture in the Book of Minutes of the meetings of the Fiscal Committee.

Paragraph 3.  The operation, authority, duties and responsibilities of the members of the Fiscal Committee shall comply with the provisions contained in the applicable law.

Paragraph 4.  The remuneration of the members of the Fiscal Committee shall be established by the shareholders’ meeting that appoints such members, considering their experience, training, reputation and duties, subject to the applicable statutory limitations.

Paragraph 5.  The members of the Fiscal Committee and their alternates shall remain in their seats until the first annual shareholders’ meeting held after their appointment, reelection being allowed.

ARTICLE VI
FISCAL YEAR AND DISTRIBUTION OF RESULTS

Section 17.  The fiscal year shall commence on January 1 and shall end on December 31 of each year.  At the end of each fiscal year, the Executive Committee shall cause the following financial statements to be prepared, in compliance with all applicable rules and regulations:

I.	balance sheet;

II.	statement of changes in net worth position;

III.	income statement;

IV.	statement of sources and applications of funds; and

V.	statement of cash flows.

Sole Paragraph.  Together with the financial statements for the fiscal year, the Executive Committee shall submit to the annual shareholders’ meeting a proposal regarding allocation of the Company’s net income, subject to the provisions of these By-laws and the applicable law.

Section 18.  The shareholders shall be entitled to receive as a mandatory dividend for each fiscal year a minimum required percentage equivalent to twenty-five percent (25%) of a sum determined according to the following rules:

I.

The net income for the fiscal year shall be increased or decreased by the following amounts: (a) any amount applied for the establishment of the statutory reserve; and (b) any amount applied to establishment of contingency provisions and any reversal of such provision from previous years;

II.	Payment of the dividend determined pursuant to item I may be limited to the realized portion of the net income for the year, provided that the shortfall is recorded as unrealized income reserve;

III.

Income recorded under unrealized income reserve shall be added to the dividend first declared after realization thereof, provided that such income is realized but not set off against losses for subsequent years.

Paragraph 1.  The dividend mentioned in this section shall not be required for a year in which the Executive Committee advises the annual shareholders’ meeting that such dividend is inconsistent with the financial condition of the Company.

Paragraph 2.  Any income that fails to be distributed pursuant to Paragraph 1 shall be recorded in a special reserve and, if not otherwise set off against losses for subsequent years, shall be paid as a dividend as soon as the financial condition of the Company so permits.

Paragraph 3.  The Company may pay or credit to its shareholders interest on shareholders’ equity.  The amounts paid as such interest shall be counted towards the dividends declared by the Company.

Section 19.  The Executive Committee may order the preparation of semi-annual balance sheets and may declare interim dividends.  The Executive Committee may, furthermore, prepare balance sheets and distribute dividends at shorter intervals, provided that the total dividends paid during each half of the fiscal year shall not exceed the amount of the capital reserves.

Sole Paragraph.  The Executive Committee may declare dividends to be paid out of retained earnings or current earnings, as shown in the most recent annual or semi-annual balance sheet of the Company.

Section 20.  A shareholders’ meeting may approve a profit-sharing plan on behalf of the managers of the Company, subject to statutory limitations.

Sole Paragraph.  Such profit-sharing may only be paid during a year in which the mandatory dividend referred to in Section 17 hereof is distributed to the shareholders.

ARTICLE VII
DISSOLUTION AND LIQUIDATION

Section 21.  The Company shall be wound up or placed in liquidation in those events described by law or upon a resolution taken at a shareholders’ meeting.  The shareholders’ meeting shall determine the manner of liquidation and shall appoint the liquidator and the Fiscal Committee that shall serve during the period of liquidation, specifying their authority and setting their fees, as provided by law.

ARTICLE VIII
MISCELLANEOUS

Section 22.  In the event of omission or doubt with respect to these By-laws, the matter shall be dealt with by the shareholders’ meeting in accordance with the provisions of the applicable law.